

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 5, 2011

<u>Via E-mail</u>
D. Bruce McLeod
President and Chief Executive Officer
Mercator Minerals Ltd.
1050-625 Howe Street
Vancouver, British Columbia, Canada V6C 2T6

> **Re: Mercator Minerals Ltd.**
> **Registration Statement on Form 40-FR12G**
> **Filed November 8, 2011**
> **File No. 000-54543**

Dear Mr. McLeod:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Please note that your Form 40-F goes effective by lapse of time 60 days after the date filed pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934, which is January 7, 2012. At that time, you will be subject to the reporting requirements under Section 13(a) of the Securities Exchange Act of 1934. In addition, we will continue to review your filing until all of our comments have been addressed.

2. Please confirm that you have provided us with copies of all graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the registration statement.

<u>Explanatory Note, page 2</u>

3.   Please revise your explanatory note to state that the order consented to with the United States Securities and Exchange Commission was actually dated November 8, 2011.

<u>Exhibit Index, page 7</u>

<u>Quarterly Information, page 7</u>

4.   We note that you filed your September 30, 2011 interim financial statements and MD&A on SEDAR on November 14, 2011. Please tell us your consideration of providing these financial statements in an amendment to your registration statement, pursuant to General Instruction B(1)(i) of Form 40-F.

<u>Exhibit 99.1</u>

<u>Glossary of Mining Terms, page iv</u>

5.   Please expand your glossary to include all terms which are specific to your industry. For example purposes only, we note the following terms:

- PLC Automation, page 21;

- Roaster, page 22; and

- CuEq, page 24.

<u>Mineral Resource and Mineral Reserve Estimates, page 25</u>

6.   We note your resource disclosures in tables 2 and 3, list tonnages and the associated grade for a 0.00 % Total Copper Equivalent value and other values that are less than your economic total copper-equivalent cutoff grade of 0.30 % Total Copper. Please modify your filing and remove all values from your resource disclosures that are less than your economic cutoff grade.

<u>Mineral Resource and Mineral Reserve Estimates, page 26</u>

7.   We note you do not list an economic cutoff grade for your leach material in table 5 and your average leach grade varies significantly from your economic total copper-equivalent cutoff grade of 0.30 % Total Copper. Please modify your footnotes and include the cutoff grade with the associated parameters used to estimate your economic total copper grade value for your leach material.

8.   Proven and probable reserves are disclosed for your Mineral Park property. Please forward to our engineer as supplemental information and not as part of your filing, your information that establishes the legal, technical, and economic feasibility of your materials designated as reserves, as required by Section C of Industry Guide 7 pursuant to the provisions of Rule 12b-4 of the Exchange Act. The information requested includes, but is not limited to:

- Property and geologic maps

- Description of your sampling and assaying procedures

- Drill-hole maps showing drill intercepts

- Representative geologic cross-sections and drill logs

- Description and examples of your cut-off calculation procedures

- Cutoff grades used for each category of your reserves and resources

- Justifications for the drill hole spacing used to classify and segregate proven and probable reserves

- A detailed description of your procedures for estimating reserves

- Copies of any pertinent engineering or geological reports, and executive summaries of feasibility studies or mine plans which including the cash flow analyses

- A detailed permitting and government approval schedule for the project, particularly identifying the primary environmental or construction approval(s) and your current location on that schedule.

To minimize the transfer of paper, please provide the requested information on a CD, formatted as Adobe PDF files and provide the name and phone number for a technical person our engineer may call, if he has technical questions about your reserves.

In the event your company desires the return of this supplemental material, please make a written request with the letter of transmittal and include a pre-paid, pre-addressed shipping label to facilitate the return of the supplemental information. Please note that you may request the return of this information pursuant to the provisions of Rule 12b-4 of the Exchange Act.

If there are any questions concerning the above request, please phone Mr. George K. Schuler, Mining Engineer, at (202) 551-3718.

Results of Operations, page 4

9.   Please disclose appropriate safety statistics for your various operations reflecting your fatality and/or injury frequency rates for the last three years.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact George K. Schuler at (202) 551-3718 if you have questions regarding the mining technicalities. You may contact Steve Lo at (202) 551-3394 or John Archfield at (202) 551-3315 if you have questions regarding comments on the financial statements and related matters. Please contact Adam F. Turk at (202) 551-3657 or me at (202) 551-3795 with any other questions.

                                Sincerely,

                                /s/ John Reynolds

                                John Reynolds
                                Assistant Director